Exhibit 99.1

Grindrod Shipping Holdings Ltd.
Abbreviated Name: GRINSHIP
Registered in Singapore with registration number 201731497H
JSE Share code: GSH
ISIN: SG9999019087
Primary listing on NASDAQ Global Select Market
Secondary listing on the JSE Main Board

PUBLICATION OF THE OFFER DOCUMENTATION WITH REGARDS TO THE VOLUNTARY CONDITIONAL CASH OFFER

Shareholders of Grindrod Shipping Holdings Ltd. (“Company” or “Grindrod”) are referred to the announcement published by Grindrod on 12 October 2022 on the Stock Exchange News Service (“SENS”), as well as subsequent announcements on 13 October 2022 and 17 October 2022 on SENS, regarding the voluntary conditional cash offer (the “Offer”) to be made by Good Falkirk (MI) Limited (“Good Falkirk” or the “Offeror”), a wholly-owned subsidiary of Taylor Maritime Investments Limited (“TMI”), for all of the issued ordinary shares (the “Shares”) in the capital of Grindrod (other than Shares held by the Offeror and Shares held in treasury).

Capitalised terms which are not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase referenced below.

Publication of the Offer Documentation

TMI, the Offeror and Grindrod are pleased to announce that the offer to purchase containing the full terms and conditions of the Offer (the “Offer to Purchase”), together with other related documents, were published on Friday, 28 October 2022, and are being mailed to record holders of Shares whose names appear on Grindrod’s shareholder list.

The Offer to Purchase together with other related documents and filings related to the Offer will be made available for free at the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. Copies of all documents filed with the SEC by TMI and/or the Offeror with regards to the Offer will be available free of charge on TMI’s website at www.taylormaritimeinvestments.com/investor-centre/shareholder-information/. Copies of the solicitation/recommendation statement on Schedule 14D-9, the Offer to Purchase and the other documents filed with the SEC by Grindrod will also be available free of charge on Grindrod’s website at www.grinshipping.com/investorrelations.

In addition, Georgeson LLC is acting as Information Agent for the Offer and Computershare Trust Company, N.A. is acting as Depositary in the Offer. Requests for documents and questions regarding the Offer may be directed to Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor New York, NY 10104 and by telephone at (866) 695-6078 (toll-free).

Shareholders of Grindrod should fully avail themselves of the detail in the Offer to Purchase, the solicitation/recommendation statement on Schedule 14D-9, as well as other relevant documents filed with the SEC, including the timelines within which the Offer can be accepted.

Key terms and conditions of the Offer

The Offer to Purchase details, inter alia, the terms and conditions of the Offer and the manner in which the Offer will be implemented.

In accordance with the approval from the South African Reserve Bank, Grindrod shareholders holding and tendering their Shares on the JSE ( “JSE Shareholders”) will, if the conditions to the Offer are satisfied, receive the offer price of US$21.00 per Share in the equivalent amount of South African Rand. The conversion rate between ZAR and US$ shall be fixed at 9:00 a.m. (London time) (the “Relevant Time”) on the South African Business Day following the date upon which the Expiration Time of the Offer occurs (the “Relevant Date”) by applying the BFIX Fix Bid Rate at the Relevant Time. The BFIX Fix Bid Rate shall be the USD-ZAR Bloomberg FX Fixing data published by Bloomberg at the Relevant Time on the Relevant Date (as reasonably adjusted for any liquidity premium necessary to enable the achievability of the conversion of US$ into ZAR on the Relevant Date).

If the conditions to the Offer are satisfied, the offer price of US$21.00 per Share will be paid by the Offeror to the tendering Shareholders and the Company will pay the Special Dividend (as defined below) to its shareholders as of the  record date for the Special Dividend, whether or the shareholder tenders its Shares.

It is noted that the transaction contemplated in terms of the Offer was notified to the Competition Commission on 7 September 2022 as an intermediate merger for the purposes of the Competition Act, No. 89 of 1998 (as amended), and was subsequently approved unconditionally on 19 October 2022.

Action required by JSE Shareholders

The initial offer period (the “Initial Offer Period”) opened on 28 October 2022 and ends at the expiration time of 11:59 p.m. (New York time) on 28 November 2022 (which is 6:59 a.m. (South African Time) on 29 November 2022) (the “Expiration Time”), or such later time and date to which the Offer is extended. Any extension of the Offer will be followed by public announcement thereof as promptly as practicable and by no later than 9:00 a.m. (New York time) on the next business day after the previously scheduled expiration time.

If, as of the Expiration Time, all Offer conditions have been satisfied, the Offeror shall irrevocably accept for payment all Shares that have been validly tendered and not withdrawn. Immediately following such acceptance time, the Offeror will provide for a subsequent offering period during which Grindrod shareholders who have not previously validly tendered their Shares may do so (the “Subsequent Offering Period”).  The Subsequent Offering Period will last at least fifteen (15) Business Days.

If you are a JSE Shareholder holding your Shares through a Central Securities Depository Participant (“CSDP”), broker or other agent and you wish to tender into the Offer, please contact your CSDP, broker or other agent and give instructions for your Shares to be tendered. Please note that the relevant intermediary may set an earlier deadline for communication by Grindrod shareholders in order to permit such intermediary to communicate acceptances to the Depositary in a timely manner. Accordingly, if you hold Shares through a CSDP, broker or other agent, you should contact the relevant intermediary to obtain information about the deadline by which you must accept the Offer and comply with the dates communicated by such intermediary. Such dates may differ from the dates and times noted in this announcement and the Offer to Purchase.

Indicative Offer timetable

Offer opens and Offer documents published	Friday, 28 October 2022

Declaration date announcement in respect of the Special Dividend on SENS before 9:00 a.m. (South African Time)	Monday, 31 October 2022

Last day to trade Shares on JSE to receive the Special Dividend	Tuesday, 22 November 2022

Exchange rate for conversion of Special Dividend to South African Rand announced on SENS by 11:00 a.m. (South African Time) with update on conditionality of the Special Dividend	Tuesday, 22 November 2022

Shares start trading ex Special Dividend	Wednesday, 23 November 2022

Last day to trade on JSE and be able to tender acquired shares during the Initial Offer Period	Wednesday, 23 November 2022

Shares commence trading on JSE ex - Initial Offer Period	Thursday, 24 November 2022

Record date for Special Dividend	Friday, 25 November 2022

Expiration Time (also known as the record date for the purposes of South African settlement practices with respect to Shares tendered during the Initial Offer Period by JSE Shareholders)	11:59 p.m. (New York time) on Monday, 28 November 2022

Subsequent Offering Period opens	Tuesday, 29 November 2022

USD-ZAR exchange rate set for payment of consideration for all Shares tendered by JSE Shareholders in the Offer	9:00 a.m. (London time) on Tuesday, 29 November 2022

Results of the Offer and currency conversion announcement released on SENS	Wednesday, 30 November 2022

Payment of consideration for Shares tendered during the Initial Offer Period	Thursday, 1 December 2022

Payment date of the Special Dividend	Monday, 5 December 2022

Last day to trade on JSE and be able to tender acquired shares during the Subsequent Offer Period	Wednesday, 13 December 2022

Shares commence trading on JSE ex - Subsequent Offering Period	Thursday, 14 December 2022

Final record Date for Subsequent Offering Period (JSE)	Monday, 19 December 2022

Subsequent Offering Period ends	Monday, 19 December 2022

Results of the Offer following the Subsequent Offering Period announced on SENS	Tuesday, 20 Deecember 2022

Notes to the indicative Offer timetable:

1.
The above dates and times are indicative and subject to change. If the conditions to the Offer are not satisfied or waived (if permitted) by the Expiration Time shown above, the offer period may be extended in accordance with the terms of the Implementation Agreement. Any changes will be announced on SENS.

2.
For South African settlement practices, the record date for JSE Shareholders that tender their Shares into the Offer during the Initial Offer Period shall be the same date on which the Expiration Time occurs. Provided the Offer is declared unconditional in all respects, this record date is intended to take place on Monday, 28 November 2022.

3.
If you instruct your CSDP or broker to tender your Shares into the Offer, you will not be able to trade your Shares from the date on which you issue such instruction until such time as the Offer lapses (save where you have validly withdrawn your tender).

4.	You may withdraw tendered Shares during the Initial Offer Period at any time prior to the Expiration Time. No withdrawals rights shall apply during the Subsequent Offering Period.

5.
JSE Shareholders tendering Shares during the Subsequent Offering Period will be paid consideration as promptly as practicable after the Offeror’s acceptance of their tendered Shares, but in any event within six (6) South African Business Days thereof.

Declaration of Special Dividend

Shareholders of the Company are hereby notified that on 28 October 2022, the board of directors of the Company declared a special dividend of US$5.00 per Share (“Special Dividend”), on the basis that payment thereof is conditional upon the conditions to the Offer being satisfied or waived (if permitted),  other than the condition to give an irrevocable instruction to pay such Special Dividend.

Shareholders’ attention is drawn to the following salient dates regarding the Special Dividend (to be read in conjunction with the indicative timetable set out above for the Offer process, of which the Special Dividend forms part):

Declaration date announcement in respect of the Special Dividend on SENS before 09:00	Monday, 31 October 2022

Last day to trade Shares on JSE to receive the Special Dividend	Tuesday, 22 November 2022

Exchange rate for conversion of Special Dividend to South African Rand announced on SENS by 11:00 (South African Time)	Tuesday, 22 November 2022

Shares commence trading ex Special Dividend	Wednesday, 23 November 2022

Record date for the Special Dividend	Friday, 25 November 2022

Payment date for the Special Dividend	Monday, 5 December 2022

Notes to the Special Dividend timetable:

1.	Any changes to the Special Dividend timetable will be released on SENS.

2.
The Special Dividend due to Grindrod shareholders holding their Shares on the JSE will be converted into South African Rand at an exchange rate to be set, and announced via SENS, as set out above, prior to 11:00 a.m. (South African time) on the last day to trade, Tuesday, 22 November 2022.

3.	Transfers between the NASDAQ and South African register will not be permitted between Wednesday, 23 November 2022 and Friday, 25 November 2022, both dates inclusive.

Additional information for South African resident shareholders of the Company, regarding the Special Dividend

1.	The Company’s tax reference number: 201731497H.

2.	The issued ordinary share capital of the Company is 19,310,024 ordinary shares and the Company has 313,531 treasury shares, as at 31 October 2022.

3.	South African Reserve Bank approval for the Special Dividend has been obtained.

4.
The Special Dividend will be distributed by the Company, from distributable profit reserves sourced from Singapore and is regarded as a “foreign dividend” (as defined in the South African Income Tax Act No. 58 of 1962) for South African resident shareholders holding Shares on the South African branch register.

5.	Singapore does not impose withholding tax on dividends.

6.
Dividends declared and paid by the Company to South African resident shareholders holding Shares on the South African branch register are subject to South African dividend tax (“SA DWT”) of 20% (subject to any applicable exemptions that may apply). The net dividend to South African resident shareholders who are not exempt from SA DWT , will be announced on SENS by 11:00 a.m. (South African Time) on the LDT, together with the exchange rate for conversion of the Special Dividend to South African Rand.

7.
Dividends will be paid net of SA DWT, to be withheld and paid to the South African Revenue Service. Such SA DWT must be withheld unless and to the extent that beneficial owners of the dividend have provided the necessary documentary proof to the regulated intermediary (being a broker, CSD participant, nominee company or the Company’s transfer secretaries Computershare Investor Services (Pty) Ltd., Private Bag x9000, Saxonwold, 2132, South Africa) that they are exempt therefrom, or entitled to a reduced rate, as a result of any relevant double taxation agreement between South Africa and the country of tax domicile of such owner.

Forward-Looking Statements

This announcement contains forward-looking statements relating to a voluntary conditional cash offer by the Offeror to acquire all of the issued ordinary shares in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury), which offer involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

All statements other than statements of historical facts included in this announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the Company’s, or TMI’s and the Offeror’s, as applicable,  current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information.

These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions to closing of the Offer in the anticipated timeframe or at all, including uncertainties as to whether and how many of the Company’s shareholders will tender their shares into any offer and the possibility that any agreed transaction is not consummated.

Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither TMI, the Offeror nor the Company undertakes any obligation to update publicly or revise any forward-looking statements, subject to compliance with any applicable laws and regulations and/or any other regulatory or supervisory body or agency.

Important Information

This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of the Company or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that TMI and the Offeror filed, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Company filed, with the SEC on October 28, 2022. Any solicitation and offer to buy Shares of the Company is only being made pursuant to the Offer to Purchase and related tender offer materials. The Tender Offer Statement, including the offer to purchase and certain other offer documents (as they may be updated and amended from time to time), and the Solicitation/Recommendation Statement on Schedule 14d-9 contain important information. Any holders of Shares are urged to read these documents carefully because they contain important information that holders of Shares should consider before making any decision with respect to the tender offer. The offer to purchase and the solicitation/recommendation statement and other filings related to the offer are available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TMI and/or the Offeror are available free of charge on TMI’s website at www. taylormaritimeinvestments.com/investor-centre/shareholder-information/. Copies of the Offer to Purchase , the solicitation/recommendation statement on Schedule 14D-9 and the other documents filed with the SEC by the Company are available free of charge on the Company’s website at www. grinshipping.com/investorrelations. In addition, holders of Shares may obtain free copies of the tender offer materials by contacting the information agent for the offer, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor New York, NY 10104 and by telephone at (866) 695-6078 (toll-free).

Offer Jurisdictions

The Offer under the Offer to Purchase is part of a single offer that is being made on the same terms in the United States, Singapore, South Africa and other jurisdictions where the Offer may be legally extended.

Responsibility Statement

The directors of the Company (including those who may have delegated supervision of the preparation of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, the omission of which would make any statement in this communication misleading; and the directors of the Company jointly and severally accept responsibility accordingly. Where any information in this communication has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors of the Company has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this communication. The directors of the Company do not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

Company Contact:
Stephen Griffiths
Interim
CEO / CFO
Grindrod Shipping Holdings Ltd.
200 Cantonment Road, #03-01 Southpoint
Singapore, 089763
Email: ir@grindrodshipping.com
Website: www.grinshipping.com

Investor Relations / Media Contact:
Nicolas Bornozis / Paul Lampoutis
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (212) 661-7566
Fax: (212) 661-7526
Email: grindrod@capitallink.com

By Order of the Board

31 October 2022

Sponsor: Grindrod Bank Limited